                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)*

                                   ----------

                          PEKIN LIFE INSURANCE COMPANY
                                (Name of Issuer)

                                   ----------

                                  COMMON STOCK
                            $1.25 Par Value Per Share
                         (Title of Class of Securities)
                               CUSIP No. 705634103

Daniel V. Connell,                       Theodore L. Eissfeldt
Vice President - Treasurer & Secretary   Howard & Howard Attorneys, P.C.
Pekin Life Insurance Company             One Technology Plaza, Suite 600
2505 Court Street                        211 Fulton Street
Pekin, Illinois 61558                    Peoria, Illinois 61602-1350
(309) 346-1161                           (309) 672-1483

               (Names, Addresses and Telephone Numbers of Persons
                Authorized to Receive Notices and Communications)

                                   ----------

                                  June 30, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 705634103

--------------------------------------------------------------------------------
1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (entities only)

     Pekin Insurance Company 37-6028411
--------------------------------------------------------------------------------
2)   Member of a Group

     (a)

     (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group.)
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds
     WC
--------------------------------------------------------------------------------
5) Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e) of Schedule 13D Not Required
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
     Illinois
--------------------------------------------------------------------------------
                     7)   Sole Voting Power
                          0
                     -----------------------------------------------------------
 Number of Shares    8)   Shared Voting Power
Beneficially Owned        10,353,311
by Each Reporting    -----------------------------------------------------------
   Person With       9)   Sole Dispositive Power
                          0
                     -----------------------------------------------------------
                     10)  Shared Dispositive Power
                          10,353,311
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Reporting Person
     10,353,311
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     Inapplicable
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     60.66%
--------------------------------------------------------------------------------
14)  Type of Reporting Person
     IC
--------------------------------------------------------------------------------

CUSIP No. 705634103

--------------------------------------------------------------------------------
1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (entities only)

     The Farmers Automobile Insurance Association 37-0268670
--------------------------------------------------------------------------------
2)   Member of a Group

     (a)

     (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group.)
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds
     WC
--------------------------------------------------------------------------------
5) Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e) of Schedule 13D Not Required
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
     Illinois
--------------------------------------------------------------------------------
                     7)   Sole Voting Power
                          0
                     -----------------------------------------------------------
 Number of Shares    8)   Shared Voting Power
Beneficially Owned        10,353,311
 by Each Reporting   -----------------------------------------------------------
    Person With      9)   Sole Dispositive Power
                          0
                     -----------------------------------------------------------
                     10)  Shared Dispositive Power
                          10,353,311
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Reporting Person

     10,353,311
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     Inapplicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     60.66%
--------------------------------------------------------------------------------
14)  Type of Reporting Person
     IC
--------------------------------------------------------------------------------

This Report relates to the common stock, par value $1.25 per share ("Shares"), of Pekin Life Insurance Company ("Issuer"). The Report on Schedule 13D filed by Farmers Automobile Insurance Association ("Farmers") and its subsidiary, Pekin Insurance Company ("Pekin Casualty") dated November 25, 1985 ("Original Report"), as amended by Farmers and Pekin Casualty between December 30, 1985 and December 30, 2005 ("Amendment Nos. 1-13"), is hereby amended and supplemented as set forth below. The Original Report, as amended, is hereinafter referred to as "Schedule 13D" or "Statement."

Pursuant to Section 232.101 of Regulation S-T, which provides that an amendment to a paper format Schedule 13D filed by a registrant that has become subject to mandated electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the Schedule 13D, the Original Report and Amendment Nos. 1-8 were filed as part of the Report for Amendment No. 8 on May 3, 1999, and are hereby incorporated by reference herein for all purposes.

The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended by this Report, and incorporated by reference herein.

                               Amendment No. 14 to
                                  Schedule 13D

Item 4. Purpose of Transaction. Item 4 of the Statement is hereby amended by inserting the following at the end of the item:

Farmers acquired an additional 197,501 shares during the period from December 31, 2005 to June 30, 2006.

Item 5. Interest In Securities of the Issuer. Item 5 of the Statement is hereby amended to read in its entirety as follows:

     The interests of the Reporting Persons in the common stock of the Issuer are as follows:

                                                    Percent of
                                         Shares      Ownership
                                       ----------   ----------
Farmers                                 9,059,535      53.08%
Pekin Casualty                          1,293,776       7.58%
   Total Aggregate No. of Shares and
      Ownership Percentage             10,353,311      60.66%
   Total Shares Outstanding            17,068,023    100.000%

Farmers acquired 84,054 shares over the last 60 days from May 1 through June 30, 2006. No other transactions by the Reporting Persons with respect to the Shares have occurred during the sixty days preceding this Amendment.

     Pekin Casualty is wholly owned by Farmers.

     Decisions with respect to the voting and disposition of shares of common stock and other securities, including the Shares of the Issuer, owned by Farmers and Pekin Casualty are made by an Advisory Committee. The Advisory Committee consists of six persons, all of whom are directors of the Issuer, Pekin Casualty and Farmers. Because of the role of the Advisory Committee in directing the voting and disposition of the Shares, all Shares owned by Farmers and Pekin Casualty share voting and dispositive power.

     The members of the Advisory Committee, as of June 30, 2006, are identified below. The Shares of the Issuer beneficially owned by each member, are set forth next to the member's name.

                                            Shares
Advisory Committee                    Beneficially Owned
------------------                    ------------------
Paul A. Tornatore                           31,604
Steven R. Anderson, Chairman                15,938
Ronald G. Beck, Vice Chairman                6,300
Craig W. Concklin                              500
A. Richard Kriegsman                         2,500
R. Michael Weir                             31,548
   Total Aggregate Number of Shares         88,390
   Total Ownership Percentage                 .518%

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

THE FARMERS AUTOMOBILE
INSURANCE ASSOCIATION BY
FARMERS AUTOMOBILE MANAGEMENT
CORPORATION, ATTORNEY-IN-FACT           PEKIN INSURANCE COMPANY


By: /s/ Paul A. Tornatore               By: /s/ Paul A. Tornatore
    ---------------------------------       ------------------------------------
    Paul A. Tornatore                       Paul A. Tornatore
Its: Chairman and CEO                   Its: Chairman and CEO


Attest: /s/ Daniel V. Connell           Attest: /s/ Daniel V. Connell
        -----------------------------           --------------------------------
        Daniel V. Connell                       Daniel V. Connell
Its: Vice President - Treasurer         Its: Vice President - Treasurer
     and Secretary                           and Secretary

Date: June 30, 2006                     Date: June 30, 2006


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